Exhibit 99.2

Ticker: GOGL
Category: MAJOR SHAREHOLDING NOTIFICATIONS

CMB.TECH acquires Hemen’s shares in Golden Ocean – Disclosure of large shareholdings
ANTWERP, Belgium, 4 March, 2025 - CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH”) today announced that it, through its wholly-owned subsidiary, CMB.TECH Bermuda Ltd., has entered into a share purchase agreement with Hemen Holding Limited (“Hemen”), for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (“Golden Ocean”) at a price of 14.49 USD per share (the “Transaction”). The shares represent approx. 40.4% of Golden Ocean’s issued share capital (calculated on the basis that Golden Ocean has issued 201,165,621 shares) and approx. 40.8% of Golden Ocean’s outstanding shares with voting rights (calculated on the basis that Golden Ocean has 1,787,328 treasury shares which are excluded from voting on). CMB.TECH did not own any shares or right to shares in Golden Ocean prior to the Transaction.
This acquisition is in line with CMB.TECH’s strategic objective of diversification, with CMB.TECH intending to become a long-term shareholder in Golden Ocean and investing in a modern dry bulk fleet.
Alexander Saverys, CEO of CMB.TECH, commented: "The acquisition of the Golden Ocean shares from Hemen represents a significant milestone in CMB.TECH’s diversification strategy. We look forward to engaging with the board, management and employees of Golden Ocean and to build on Golden Ocean’s and Mr. Fredriksen’s strong legacy to drive long-term growth and innovation”.
The Transaction is not subject to any conditions, and completion is expected to take place on 12 March 2025. To the extent the Transaction might impact Golden Ocean’s financing agreements, CMB.TECH has identified a bank syndicate to refinance all or parts of the current outstanding debt in Golden Ocean.
The Transaction will not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction.
Please refer to CMB.TECH’s separate announcement today regarding the Transaction, available on CMB.TECH’s website https://cmb.tech. CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT. More information can be found at https://cmb.tech.
This information is subject to the disclosure requirements set out in section 4-2 of the Norwegian Securities Trading Act.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Ticker: GOGL
Category: MAJOR SHAREHOLDING NOTIFICATIONS
In addition to these important factors, other important factors that, in CMB.TECH’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is for information purposes only and is not an offer or a tender offer document and, as such, is not intended to constitute or form any part of an offer or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction.
This notice does not constitute a takeover bid to purchase securities of CMB.TECH or Golden Ocean or anyone else nor a solicitation by anyone in any jurisdiction with respect to CMB.TECH or Golden Ocean or anyone else. No action has been taken to enable a takeover bid in any jurisdiction, and no such actions will be taken. Neither this notice nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions.
Additional Information for U.S. Holders
The securities offered will not be and have not been registered under the US Securities Act of 1933 and may not be sold in the United States absent registration an applicable exemption from registration.